Exhibit 99.1

FOR IMMEDIATE RELEASE

VS MEDIA Announces Closing of Approximately $8.1 Million Public Offering of Ordinary Shares

Hong Kong – May 30, 2025 – VS MEDIA Holdings Limited (Nasdaq: VSME), a leading digital media and social commerce company in the global Creator Economy, today announced the closing of its public offering of 35,296,063 ordinary shares at a public offering price of $0.229 per ordinary share.

Gross proceeds were $8,082,800. Net proceeds, after deducting placement agent fees and other offering expenses of $730,619, were approximately $7,352,181.

Joseph Gunnar & Co., LLC acted as the sole placement agent in connection with this offering.

The securities described above were offered pursuant to a registration statement on Form F-1, as amended (File No. 333-286658) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on May 6, 2025. The offering was being made only by means of a prospectus which is a part of the Registration Statement. A final prospectus relating to the offering has been filed with the SEC. Copies may be obtained from Joseph Gunnar & Co., LLC, Attn: Syndicate Department, 40 Wall Street, Suite 3004, New York, NY 10005, by calling (212) 440-9600.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About VS Media:

VS Media Holdings Limited (NASDAQ:VSME) manages a network of leading digital creators across Asia Pacific that powers content-driven social commerce and offers local and effective marketing services to brands. Founded in 2013, VSME partners with over 1,500 creators and over 1,000 brands to promote and merchandise their products and services. The Company is currently growing internationally across Hong Kong, China, Taiwan, Singapore, and beyond. For more information, visit https://www.vs-media.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact Information:

Crescendo Communications, LLC

Tel: +1 212-671-1020

Email: vsme@crescendo-ir.com